GOLDEN GOLIATH RESOURCES LTD.

711-675 WEST HASTINGS STREET, VANCOUVER, B.C. V6B 1N2

(604) 682-2950 Fax (604) 685-3764

November 20, 2009

VIA SEDAR

British Columbia Securities Commission

9th Floor, 701 West Georgia Street

Vancouver, B.C. V7Y 1L2

Attention: Corporate Financial Department

Dear Sir or Madam:

Re: Golden Goliath Resources Ltd. (the “Company”)

Annual General Meeting

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

 1. Name of Issuer:

Golden Goliath Resources Ltd.

 2. CUSIP Number:

381059104

 3. Type of meeting

Annual General Meeting (AGM)

 4. Meeting Date:

January 20, 2010

 5. Record Date for Notice:

December 16, 2009

 6. Record Date for Voting:

December 16, 2009

 7. Beneficial Ownership Determination Date:

December 16, 2009

 8. Class of Securities Entitled to Receive Notice:

Common Shares

 9. Class of Securities Entitled to Vote:

Common Shares

 10. Business Type:

Routine

 11. OBO Distribution Type:

Issuer will not pay for OBO’s

 12. Material Distributed to

All Canadian Holders

If you have any questions please do not hesitate to contact the undersigned.

Yours truly,

GOLDEN GOLIATH RESOURCES LTD.

“J. Paul Sorbara”

President

cc: Alberta Securities Commission

cc: P.E.I. Securities Commission

cc: Manitoba Securities Commission

cc: Quebec Securities Commission

cc: New Brunswick Securities Commission

cc: Saskatchewan Securities Commission

cc: Newfoundland Securities Commission

cc: Registrar of Securities – NT

cc: Nova Scotia Securities Commission

cc: Registrar of Securities – YT

cc: Ontario Securities Commission

cc: Nunavut

cc: TSX Venture Exchange cc: CDS Inc.

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